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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Symbol Technologies, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

One Symbol Plaza
--------------------------------------------------------------------------------
                                    (Street)

Holtsville                            NY                  11742
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


@pos.com, Inc. (OTCBB: epos)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


September 16, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr. 4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        $0.46
Common Stock, par value                                            9,537,664            per      9,537,664
$0.001 per share                    9/16/02          J(1)            shares       A     share      shares       I          See (1)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

(1) Securities were acquired pursuant to an offer dated August 19, 2002 (the "Offer") by Symbol Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Symbol Technologies, Inc. ("Symbol"), a Delaware corporation, to purchase all outstanding shares of Common Stock of @pos.com, Inc., a Delaware corporation (the "Company"), at $0.46 per share, net to the seller in cash. On September 17, 2002, Symbol Acquisition Corp. accepted for payment 9,537,664 shares of Common Stock validly tendered and not withdrawn pursuant to the Offer, including those tendered pursuant to a guarantee of delivery. The Shares accepted for payment represent approximately 85.4% of the outstanding shares of Common Stock of the Company.

On August 12, 2002, Symbol, Symbol Acquisition Corp. and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on August 19, 2002, Symbol Acquisition Corp. commenced the Offer. The Offer expired at 12:00 midnight on September 16, 2002. Subject to the terms and conditions set forth in the Merger Agreement, following the consummation of the Offer, Symbol Acquisition Corp. shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger.

Other Reporting Persons:

Symbol Acquisition Corp., c/o Symbol Technologies, Inc., One Symbol Plaza, Holtsville, New York 11742.

Symbol Technologies, Inc.

By:  /s/ Leonard Goldner                                    September 17, 2002
---------------------------------------------            -----------------------
        ** Signature of Reporting Person                         Date
Name:   Leonard Goldner
Title:  Executive Vice President and
        General Counsel



Symbol Acquisition Corp.

By:  /s/ Leonard Goldner                                    September 17, 2002
---------------------------------------------            -----------------------
        ** Signature of Reporting Person                         Date
Name:   Leonard Goldner
Title:  Executive Vice President, Secretary
        Assistant Treasurer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.